UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Allot Ltd.

(Name of Issuer)

Common Stock, par value ILS 0.10 per share

(Title of Class of Securities)

M0854Q105

(CUSIP Number)

Outerbridge Capital Management, LLC

767 Third Avenue, 11th Floor

New York, New York 10017

(347) 493-0350

Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,129,258*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,684,616*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,129,258*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO, IA

* Includes 700,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

2

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		141,531
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

141,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		115,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

115,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		141,531
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

141,531
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Outerbridge Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		115,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

115,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

Rory Wallace
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,129,258*
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,684,616*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,129,258*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

* Includes 700,000 Ordinary Shares underlying certain call options currently exercisable as described in more detail in Item 6.

7

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Family Office Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		444,642
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

444,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

444,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Associates GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		444,642
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

444,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

444,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		444,642
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

444,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

444,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. M0854Q105

1	NAME OF REPORTING PERSON

QVT Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		444,642
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

444,642
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

444,642
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. M0854Q105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value ILS 0.10 per share (the “Ordinary Shares”), of Allot Ltd., a corporation incorporated under the laws of Israel with its principal executive offices located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel (the “Issuer”).

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Outerbridge Partners, LP, a Delaware limited partnership (“Outerbridge Partners”);
(ii)	Outerbridge Special Opportunities Fund II, LP, a Delaware limited partnership (“Outerbridge SOF II”);
(iii)	Outerbridge Partners GP, LLC, a Delaware limited liability company (“Outerbridge GP”), as the general partner of Outerbridge Partners;
(iv)	Outerbridge Special Opportunities GP II, LLC, a Delaware limited liability company (“Outerbridge GP II”), as the general partner of Outerbridge SOF II;
(v)	Outerbridge Capital Management, LLC, a Delaware limited liability company (“Outerbridge Capital”), as the investment manager to Outerbridge Partners, Outerbridge SOF II and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”);
(vi)	Rory Wallace, as the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge GP II (together with Outerbridge Partners, Outerbridge SOF II, Outerbridge GP, Outerbridge GP II and Outerbridge Capital, “Outerbridge”);
(vii)	QVT Family Office Fund LP (“QVT Fund”), a Cayman Islands limited partnership;
(viii)	QVT Associates GP LLC, a Delaware limited liability company (“QVT Associates GP”), as the general partner of QVT Fund;
(ix)	QVT Financial LP, a Delaware limited partnership (“QVT Financial”), as the investment manager of QVT Fund; and
(x)	QVT Financial GP LLC, a Delaware limited liability company (“QVT Financial GP”, and together with QVT Fund, QVT Associates GP, and QVT Financial, “QVT”), as the general partner of QVT Financial.

12

CUSIP No. M0854Q105

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of Outerbridge is 767 Third Avenue, 11th Floor, New York, New York 10017. The principal business address of QVT other than QVT Fund is 444 Madison Avenue, 21st Floor, New York, New York 10022. The registered office of QVT Fund is 1 Nexus Way, Camana Bay, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)       The principal business of each of Outerbridge Partners and Outerbridge SOF II is investing in securities. The principal business of Outerbridge GP is serving as the general partner of Outerbridge Partners. The principal business of Outerbridge GP II is serving as the general partner of Outerbridge SOF II. The principal business of Outerbridge Capital is serving as the investment manager of each of Outerbridge Partners and Outerbridge SOF II. The principal occupation of Rory Wallace is serving as the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge GP II. The principal business of QVT Fund is investing in securities. The principal business of QVT Associates GP is serving as the general partner of QVT Fund. The principal business of QVT Financial is serving as the investment manager of QVT Fund. The principal business of QVT Financial GP is serving as the general partner of QVT Financial.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Schedule A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d)       None of the Reporting Persons or the Covered Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons or the Covered Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Wallace and each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares beneficially owned by each of the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

The aggregate purchase price of the 141,531 Ordinary Shares owned directly by Outerbridge Partners is approximately $1,723,829, excluding brokerage commissions. The aggregate purchase price of the 115,000 Ordinary Shares owned directly by Outerbridge SOF II is approximately $1,812,362, excluding brokerage commissions. The aggregate purchase price of the 444,642 Ordinary Shares owned directly by QVT Fund is approximately $8,073,012, excluding brokerage commissions. The aggregate purchase price of the 728,085 Ordinary Shares held in the Accounts, which Outerbridge Capital may be deemed to beneficially own, is approximately $10,090,296, excluding brokerage commissions. The aggregate purchase price of the call options referencing 700,000 Ordinary Shares held by the Accounts that are currently exercisable, which Outerbridge Capital may be deemed to beneficially own, is approximately $308,020, excluding brokerage commissions.

13

CUSIP No. M0854Q105

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Ordinary Shares based on the Reporting Persons’ belief that the Ordinary Shares, when purchased, were undervalued and represented an attractive investment opportunity. Outerbridge Capital has engaged and, along with the other Reporting Persons, intends to continue to engage, in productive discussions with representatives of the Issuer’s management and Board of Directors regarding opportunities to enhance value for all shareholders, including through potential changes to the Issuer’s board composition, among other items. The Reporting Persons also intend to seek to have discussions with other shareholders to better understand their perspectives and priorities.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Ordinary Shares, selling some or all of their Ordinary Shares, engaging in short selling of or any hedging or similar transaction with respect to the Ordinary Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported owned by each person named herein is based upon 35,382,638 Ordinary Shares outstanding as of December 31, 2020, which is the total number of Ordinary Shares outstanding as reported in the Issuer’s Form 20-F filed with the SEC on March 15, 2021.

A.	Outerbridge Partners
(a)	As of the close of business on April 19, 2021, Outerbridge Partners beneficially owned directly 141,531 Ordinary Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 141,531
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 141,531

14

CUSIP No. M0854Q105

(c)	The transactions in the securities of the Issuer by Outerbridge Partners during the past sixty days are set forth on Schedule B and incorporated herein by reference.
B.	Outerbridge SOF II
(a)	As of the close of business on April 19, 2021, Outerbridge SOF II beneficially owned directly 115,000 Ordinary Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 115,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 115,000

(c)	The transactions in the securities of the Issuer by Outerbridge SOF II during the past sixty days are set forth on Schedule B and incorporated herein by reference.
C.	Outerbridge GP
(a)	As the general partner of Outerbridge Partners, Outerbridge GP may be deemed the beneficial owner of the 141,531 Ordinary Shares beneficially owned directly by Outerbridge Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 141,531
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 141,531

(c)	Outerbridge GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Outerbridge Partners during the past sixty days are set forth on Schedule B and incorporated herein by reference.
D.	Outerbridge GP II
(a)	As the general partner of Outerbridge SOF II, Outerbridge GP II may be deemed the beneficial owner of the 115,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 115,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 115,000

(c)	Outerbridge GP II has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of Outerbridge SOF II during the past sixty days are set forth on Schedule B and incorporated herein by reference.
15

CUSIP No. M0854Q105

E.	Outerbridge Capital
(a)	As the investment manager of each of Outerbridge Partners, Outerbridge SOF II and the Accounts, Outerbridge Capital may be deemed the beneficial owner of the (i) 141,531 Ordinary Shares beneficially owned directly by Outerbridge Partners, (ii) 115,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II, and (iii) 1,428,085 Ordinary Shares held in the Accounts, including 700,000 Ordinary Shares underlying certain call options that are currently exercisable. In addition, Outerbridge Capital may be deemed to beneficially own the 444,642 Ordinary Shares beneficially owned directly by QVT Fund pursuant to the QVT Voting Agreement (as defined in Item 6).

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,129,258
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,684,616

(c)	Outerbridge Capital has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Outerbridge Partners, Outerbridge SOF II and the Accounts are set forth in Schedule B and are incorporated herein by reference.
F.	Rory Wallace
(a)	As the managing member of each of Outerbridge Capital, Outerbridge GP and Outerbridge GP II, Mr. Wallace may be deemed the beneficial owner of the (i) 141,531 Ordinary Shares beneficially owned directly by Outerbridge Partners, (ii) 115,000 Ordinary Shares beneficially owned directly by Outerbridge SOF II, (iii) 1,428,085 Ordinary Shares held in the Accounts, including 700,000 Ordinary Shares underlying certain call options that are currently exercisable and (iv) 444,642 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,129,258
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,684,616

(c)	Mr. Wallace has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of Outerbridge Partners, Outerbridge SOF II and the Accounts are set forth in Schedule B and are incorporated herein by reference.
16

CUSIP No. M0854Q105

G.	QVT Fund
(a)	As of the close of business on April 19, 2021, QVT Fund beneficially owned directly 444,642 Ordinary Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 444,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 444,642

(c)	The transactions in the securities of the Issuer by QVT Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.
H.	QVT Associates GP
(a)	As the general partner of QVT Fund, QVT Associates GP may be deemed the beneficial owner of the 444,642 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 444,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 444,642

(c)	QVT Associates GP has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.
I.	QVT Financial
(a)	As the investment manager of QVT Fund, QVT Financial may be deemed the beneficial owner of the 444,642 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 444,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 444,642

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.
17

CUSIP No. M0854Q105

J.	QVT Financial GP
(a)	As the general partner of QVT Financial, QVT Financial GP may be deemed the beneficial owner of the 444,642 Ordinary Shares beneficially owned directly by QVT Fund.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 444,642
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 444,642

(c)	QVT Financial has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of QVT Fund during the past sixty days are set forth on Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to a certain voting agreement (the “QVT Voting Agreement”) entered into between QVT Fund and Outerbridge Capital, QVT Fund has agreed to vote the shares of the Issuer owned by QVT Fund as recommended by Outerbridge Capital, except to the extent that such proposal would have a disproportionately adverse effect on QVT Fund taking into account all associated benefits to Outerbridge Capital or its affiliates. Pursuant to a certain participation agreement (the “Participation Agreement”) entered into between QVT Fund and QVT Outerbridge Holdings LLC (“QVT Holdings”), the parties thereto agreed that, among other things, (i) QVT Fund shall sell to QVT Holdings and QVT Holdings shall buy from QVT Fund one or more undivided participation interests (each, a “Participation” and collectively, the “Participations”) in one or more securities held by QVT Fund, (ii) that QVT Holdings shall have the right to be paid certain customary amounts pursuant to the terms of the Participation Agreement based on the performance of and proceeds with respect to certain securities (less certain expenses) held by QVT Fund that are the subject of a Participation, which includes securities of the Issuer, and (iii) that only QVT Fund as opposed to QVT Holdings shall have any control over the disposition or voting of such securities.

Outerbridge Capital, on behalf of the Accounts, has purchased certain American-style call options referencing an aggregate of 700,000 Ordinary Shares, which are currently exercisable, have a strike price of $20.00 per Ordinary Share and expire on June 18, 2021, as further described on Schedule B hereto.

18

CUSIP No. M0854Q105

On April 19, 2021, the Reporting Persons entered into the Group Agreement (the “Group Agreement”) pursuant to which, among other things, (a) they agreed, to the extent required by applicable law, to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, and (b) they agreed to provide notice to the Reporting Persons’ legal counsel of all trading in the securities of the Issuer. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	The Group Agreement

19

CUSIP No. M0854Q105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2021

OUTERBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS, LP

By:	Outerbridge Partners GP, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

By:	Outerbridge Special Opportunities GP II, LLC, its general partner

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE PARTNERS GP, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

OUTERBRIDGE SPECIAL OPPORTUNITIES GP II, LLC

By:	/s/ Rory Wallace
	Name:	Rory Wallace
	Title:	Managing Member

/s/ Rory Wallace
RORY WALLACE

20

CUSIP No. M0854Q105

QVT FAMILY OFFICE FUND LP

By:	QVT Associates GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT ASSOCIATES GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL LP

By:	QVT Financial GP LLC, its general partner

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

QVT FINANCIAL GP LLC

By:	/s/ Dan Gold
	Name:	Dan Gold
	Title:	Managing Member

By:	/s/ Tracy Fu
	Name:	Tracy Fu
	Title:	Managing Member

21

CUSIP No. M0854Q105

SCHEDULE A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management
Nicholas Brumm	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management
Arthur Chu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management
Tracy Fu	QVT Financial LP 444 Madison Avenue, 21st Floor New York, New York 10022	Investment Management

CUSIP No. M0854Q105

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

OUTERBRIDGE PARTNERS, LP

Purchase of Ordinary Shares	5,000	$14.2790	03/05/2021
Purchase of Ordinary Shares	5,000	$14.9022	03/24/2021
Purchase of Ordinary Shares	9,000	$14.5035	03/25/2021
Sale of Ordinary Shares	10,000	$15.4245	03/30/2021
Purchase of Ordinary Shares	10,000	$17.2788	04/14/2021
Purchase of Ordinary Shares	15,000	$16.9869	04/15/2021

OUTERBRIDGE SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Ordinary Shares	50,000	$15.8320	03/01/2021
Purchase of Ordinary Shares	30,000	$15.7212	03/02/2021
Purchase of Ordinary Shares	3,000	$15.2862	03/03/2021
Purchase of Ordinary Shares	32,000	$15.7271	03/12/2021

OUTERBRIDGE CAPITAL MANAGEMENT LLC

(Through the Accounts)

Purchase of Ordinary Shares	5,300	$13.7500	02/19/2021
Sale of February 19, 2021 Call Options ($12.50 Exercise Price)	(5,300)[1]	$1.2500	02/19/2021
Purchase of Ordinary Shares	4,700	$13.7500	02/19/2021
Sale of February 19, 2021 Call Options ($12.50 Exercise Price)	(4,700)[1]	$1.2500	02/19/2021
Sale of March 19, 2021 Call Options ($15.00 Exercise Price)	(106,400)[1]	$1.2250	03/11/2021
Sale of March 19, 2021 Call Options ($15.00 Exercise Price)	(93,600)[1]	$1.2250	03/11/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	212,800[1]	$0.4363	03/23/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	187,200[1]	$0.4363	03/23/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	79,800[1]	$0.4500	03/24/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	70,200[1]	$0.4500	03/24/2021
Purchase of Ordinary Shares	3,798	$14.8238	03/26/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	79,800[1]	$0.4400	03/26/2021
Purchase of Ordinary Shares	3,342	$14.8238	03/26/2021
Purchase of June 18, 2021 Call Options ($20.00 Exercise Price)	70,200[1]	$0.4400	03/26/2021
Purchase of Ordinary Shares	26,923	$15.3412	03/29/2021
Purchase of Ordinary Shares	23,684	$15.3412	03/29/2021
Purchase of Ordinary Shares	19,520	$15.3196	03/30/2021
Purchase of Ordinary Shares	17,171	$15.3196	03/30/2021
Purchase of Ordinary Shares	4,169	$15.6910	03/31/2021
Purchase of Ordinary Shares	3,668	$15.6910	03/31/2021
Purchase of Ordinary Shares	7,980	$16.4934	04/01/2021
Purchase of Ordinary Shares	7,020	$16.4934	04/01/2021
Purchase of Ordinary Shares	106	$16.9174	04/05/2021
Purchase of Ordinary Shares	94	$16.9174	04/05/2021
Purchase of Ordinary Shares	5,852	$17.4917	04/06/2021
Purchase of Ordinary Shares	5,148	$17.4917	04/06/2021

QVT FAMILY OFFICE FUND LP

Purchase of Ordinary Shares	30,034	$16.3950	04/01/2021
Purchase of Ordinary Shares	35,515	$16.7703	04/05/2021
Purchase of Ordinary Shares	38,125	$18.2119	04/06/2021
Purchase of Ordinary Shares	57,319	$18.7805	04/07/2021
Purchase of Ordinary Shares	90,000	$19.6500	04/08/2021
Purchase of Ordinary Shares	80,800	$18.0849	04/12/2021
Purchase of Ordinary Shares	57,000	$17.7075	04/13/2021
Purchase of Ordinary Shares	16,349	$17.1828	04/16/2021
Purchase of Ordinary Shares	39,500	$17.5745	04/19/2021

_____________________________

1 Represents shares underlying certain American-style call options.